  EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF MOGO INC.

TO BE HELD JUNE 27, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL MEETING RESOLUTIONS.

May 29, 2024

NOTICE of annual meeting of shareholders

NOTICE IS HEREBY GIVEN that an annual  meeting (the “Meeting”) of the shareholders of Mogo Inc. (the “Company”) will be held virtually via audiocast on June 27, 2024 at 1:00 pm (Pacific time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditor thereon;

2.

to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Business of the Meeting – Election of Directors”;

3.

to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Business of the Meeting – Appointment of Auditor”; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Meeting will be conducted as a virtual-only meeting. Registered Shareholders (as defined in this Circular under the heading “Management Solicitation”) and duly appointed proxyholders can attend the meeting online at meetnow.global/MDNRV6S where they can participate, vote, or submit questions during the meeting’s live webcast.

The Circular, this Notice, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2023 and the management’s discussion and analysis relating to such financial statements are available on SEDAR+ at www.sedarplus.ca, in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and at http://investors.mogo.ca. Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. To be valid, completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 25, 2024 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered shareholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com, in each case not later than 1:00 pm (Pacific time) on June 25, 2024. The time limit for deposit of proxies may be waived or extended by the Chair of the meeting, at his or her discretion, with or without notice.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions.  The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it.  It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 29th day of May, 2024.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair

TABLE OF CONTENTS

SUMMARY	1
Shareholder Voting Matters	1
Certain Interpretation Matters	1
Management Solicitation	2
Registered Shareholders – Voting by Proxy	4
Non-Registered Holders – Voting Instruction Form	5
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	6
PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	6
STATEMENT OF EXECUTIVE COMPENSATION	6
Introduction	6
Overview	7
Compensation Discussion and Analysis	7
Performance Graph	13
Compensation of NEOs	14
Pension Plan Benefits	17
Termination and Change of Control Benefits	18
Director Compensation	19
Indemnification and Insurance	20
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	21
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	21
CORPORATE GOVERNANCE	21
Board of Directors	21
Code of Conduct	22
Board Committees	23
BUSINESS OF THE MEETING	26
Election of Directors	26
Appointment of Auditor	29
OTHER MATTERS	29
DEADLINE FOR SHAREHOLDER PROPOSALS	29
ADDITIONAL INFORMATION	30
DIRECTORS’ APPROVAL	30
Appendix A
Mandate of the Directors	31

SUMMARY

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider, and you should read this entire Circular before voting. Terms used but not defined in this Summary have the meanings given to them in the Circular.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For More Information See Pages
Director Election	FOR each nominee	25
Appointment of KPMG LLP as Auditor	FOR	28

Director Nominees

Name	Independent	Director Since	Position with Company	Committees	Board & Committee Attendance in 2023	Other Public Boards
David Feller	N	August 26, 2003 to March 20, 2006; April 12, 2013	Chair, Director, CEO & Co-founder	Investment	100%	None
Gregory Feller	N	April 10, 2015	Director, President CFO & Co-founder	Investment	100%	None
Christopher Payne	Y	January 25, 2021	Director	Audit, CGCNC	100%	None
Kees Van Winters	Y	June 27, 2023	Director	Audit, CGCNC	100%	None
Kristin McAlister	Y	June 27, 2023	Director	Audit, CGCNC	100%	None
Alex Shan	Y	N/A	Director	N/A	N/A	None

Auditor

KPMG LLP, Chartered Accountants, the present auditor of the Company, has been auditor of the Company since September 2019.

CERTAIN INTERPRETATION MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. Amounts in this management information circular (the “Circular”) are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed a statutory plan of arrangement (the “Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) was continued into British Columbia and changed its name to Mogo Inc. The Arrangement was accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 – Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance.

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Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity (each, a “Common Share”). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as applicable, for Common Shares in accordance with the provisions thereof.

The Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MOGO”. Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019.

MANAGEMENT SOLICITATION

This Circular is furnished in connection with the solicitation of proxies by the management of Mogo for use at an annual  meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of Common Shares of the Company to be held virtually via audiocast on June 27, 2024 at 1:00 pm (Pacific time) for the purposes set out in the accompanying Notice of Meeting. Shareholders and duly appointed proxyholders can attend the meeting online by going to meetnow.global/MDNRV6S .

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invitation Code before the start of the meeting.

	o	Registered Shareholders - The 15-digit Control Number located on the form of proxy or in the email notification you received.

	o	Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed.

•

Voting at the meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves may attend the meeting by clicking “Guest” and completing the online form.

This solicitation is made by the management of the Company.  It is expected that the solicitation will primarily be by mail.  Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Company at nominal cost.  The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained in this Circular is given as of May 24, 2024 (the “Record Date”).

The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to act as the Company’s proxy solicitation agent and assist the Company in communication with its Shareholders. In connection with such services, the Company will pay Laurel Hill a fee of $34,000, plus reasonable out-of pocket expenses. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at: 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America); or by e-mail at: assistance@laurelhill.com.

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

The form of proxy forwarded to Shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

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Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 1:00 pm (Pacific time) on June 27, 2024.

•

Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invitation Code by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) will be able to vote and submit questions during the meeting. To do so, please go to meetnow.global/MDNRV6S prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your invite code. Non-registered Shareholders who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “Guest” and completing the online form.

•

Canadian Beneficial Shareholders: If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered. In order to vote at the meeting, Beneficial Shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their voting instruction form in order to receive a Username for the meeting. Registering your proxyholder is an additional step once you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Mogo by June 25, 2024 at 1:00 pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the meeting.

•

United States Beneficial Shareholders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 25, 2024 at 1:00 pm (Pacific time). You may attend the Annual  Meeting and vote your shares at meetnow.global/MDNRV6S during the meeting.  Please note that you are required to register your appointment at http://www.computershare.com/Mogo.

•

Non-registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders – Voting Instruction Form” for an explanation of why certain shareholders may not receive a form of proxy.

•

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

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If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Registered Shareholders – Voting by Proxy

The persons named in the enclosed form of proxy for the Meeting are officers of the Company.

A registered Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by inserting such other person’s name in the blank space provided or by executing another proper form of proxy.

Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 25, 2024 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered shareholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com in each case not later than 1:00 pm (Pacific time) on June 25, 2024 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. If a Shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Shareholders who wish to appoint a third-party proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their proxy in order to receive a Username for the meeting.  Registering your proxyholder (other than those designated in the accompany form of proxy) is an additional step once you have submitted your proxy.  Failure to register such proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Mogo by June 25, 2024 at 1:00 pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, third party proxyholders will not be able to vote at the meeting.

The form of proxy affords the registered Shareholder an opportunity to specify that the Common Shares registered in his or her name shall be voted for, against or withheld from voting in respect of the matters to come before the Meeting, as applicable.

On any ballot that may be called for, the Common Shares represented by proxies in favour of management nominees will be voted for, against or withheld from voting in respect of the matters to come before the Meeting in accordance with the instructions given in such proxies.

In respect of proxies in which the Shareholders have not specified that the proxy nominees are required to vote for, against or withhold from voting in respect of the matters scheduled to come before the Meeting, the Common Shares represented by the proxies in favour of management nominees will be voted FOR the matters described in the Notice of Meeting.

Management knows of no matters scheduled to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

A proxy given by a registered Shareholder for use at the Meeting may be revoked at any time prior to its use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  Any such instrument revoking a proxy must be deposited at the registered office of the Company, at 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 5A1, any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof.  If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

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Non-Registered Holders – Voting Instruction Form

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Many Shareholders are not registered Shareholders (the “Beneficial Shareholders”) because the Common Shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company intends to pay for intermediaries to forward the meeting materials to Beneficial Shareholders.

Intermediaries are required to forward the meeting materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the meeting materials to Beneficial Shareholders.  If you are a Beneficial Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company).  A Beneficial Shareholder may vote or appoint a proxy by mail, phone, fax or on the Internet, as applicable, in accordance with the voting instruction form.  Your Intermediary, as a registered holder, will submit the vote or proxy appointment to the Company on your behalf.  You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary.

If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form.  Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered. In order to vote at the meeting, Beneficial Shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their voting instruction form in order to receive a Username for the meeting.   Registering your proxyholder is an additional step once you have submitted your voting instruction form.  Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Mogo by June 25, 2024 at 1:00 pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the meeting.

A Beneficial Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Beneficial Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.  In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

The Company may utilize Broadridge’s QuickVote™ system to assist Shareholders with voting their Common Shares. Non-registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners and may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

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	Registered Shareholders	Non-Registered (Beneficial) Shareholders
	Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has fixed the close of business on May 24, 2024 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting.  As at the Record Date, 24,517,118 Common Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, there are no persons that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to the Common Shares.

PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited financial statements for the year ended December 31, 2023 and the auditors’ report thereon will be presented to the Shareholders at the Meeting. In accordance with the provisions of the Business Corporations Act (British Columbia), the financial statements are merely presented at the Meeting and will not be voted on.

The Company has filed an annual information form dated April 2, 2024 (the “AIF”) for its 2023 fiscal year on SEDAR+ at www.sedarplus.ca and an annual report on Form 20-F dated April 30, 2024 with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov that contains, among other things, the disclosure required under National Instrument 52-110 – Audit Committees (“NI 52-110”). In particular, the information that is required to be disclosed in Form 52-110F1 of National Instrument 52-110 may be found under the heading “Information on the Audit Committee” in the AIF.  Upon request, the Company will promptly provide a copy of the AIF to Shareholders free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of Mogo’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Company’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and each of the Company’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “NEOs”) for the year ended December 31, 2023.

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The NEOs for the Company for the year ended December 31, 2023 were David Feller, CEO, Gregory Feller, President and CFO, Justin Carter, Chief Operating Officer (“COO”), Macully Clayton, Vice President, Product and Taoufik Ben Ezzahhaf Vice President, Engineering at Carta, a wholly-owned subsidiary of Mogo (collectively, the “Mogo NEOs”).

Overview

This section describes Mogo’s executive compensation program. Mogo’s executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward our executives for high performance and their contribution to our long-term success. The board of directors (the “Board”)  seeks to compensate executives by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance. In 2021, the Company managed through an uncertain economic time caused by the COVID-19 global pandemic, which had an impact on the short-term executive compensation strategy.

Mogo believes that attracting and retaining the right team members is critical. A key part of this is a well thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

Setting executive compensation in a growth-oriented fintech organization can be challenging as we seek to balance the creation of shareholder value with long-term growth objectives. As a result, elements of our compensation plan evolve from year to year as the Company matures and we face evolving market conditions.

Our Board, on recommendations from the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”) makes decisions regarding all forms of compensation, including salaries, bonuses and equity incentive compensation for our senior executives, as well as approves corporate goals and objectives relevant to our executives’ compensation. Finally, the CGCNC in conjunction with senior management also administers employee incentive compensation, including the Company’s stock option plan (the “Stock Option Plan”) and restricted share unit plan (the “RSU Plan”).

In October 2023, the Board, on the recommendation of the CGCNC, adopted a policy (the “Clawback Policy”) providing for the recovery of incentive-based compensation erroneously awarded to any executive officer during the previous three fiscal years if Mogo is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under securities laws. Subject to limited exceptions, the amount subject to recovery under the Clawback Policy is equal to the excess that the executive officer received over the amount that they would have otherwise been paid after taking into account the accounting restatement. The Clawback Policy applies to incentive-based compensation received on or after October 2, 2023.

Compensation Discussion and Analysis

Context of Mogo’s Executive Compensation Practices

There are several relevant market and business factors that present challenges for the creation of an effective executive compensation program, including the following:

•	We are a pre-profit, publicly listed company in an emerging sector. We provide products and services that are highly disruptive in the financial services market in Canada.

•

We compete for talent in the technology industry, where there is a high emphasis on equity as a key component of compensation. We also compete for talent in the financial services space, where there are high salaries with entrenched short-term and long-term compensation plans, perquisite programs and retirement benefits.

The CGCNC aims to balance these factors with the expectations of the Shareholders and their responsibilities around oversight. As the business matures through the execution of Mogo’s corporate strategy, the CGCNC will continue to evolve our compensation strategies to match.

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How Executive Compensation is Determined

The CGCNC assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the CEO, CFO and any other officers of Mogo. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the Committee, meets separately with such advisors. Mogo specifically uses salary survey information to benchmark its compensation against the market. Mogo uses a variety of specialized survey data and relies heavily on data from The Mercer HR Tech Group Salary Survey. This survey is based in British Columbia, but the data is relevant for all Canadian high-tech markets. The most recent survey included data provided by over 95 leading technology organizations in the British Columbia market. The survey includes cash, short and long-term incentive information and has executive benchmarks for over 30 functions. Compensation analysis is available by size and type of organization.  Additionally, third party consultants have also provided input on Mogo’s senior leadership and executive compensation.

In the case of an unforeseen event, such as a global pandemic or significant changes in economic and market conditions beyond the Company’s control, the CGCNC works closely with management to determine whether any short or long-term changes to compensation strategy are required.

Summary of Elements of Compensation Program

Mogo’s executive compensation program is comprised of the following elements:

•	Annual Base Salary – Reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness.

•

Annual Bonus – Expressed as a percentage of annual base salary and typically paid in cash or fully-vested equity, the annual bonus is typically calculated based on achievement levels against a weighted mix of annual corporate and individual performance goals that support the overall corporate goals – both quantitative and qualitative and at the discretion of the Board.

•	Long-Term Incentives

o

Stock Options – Stock options are awarded annually at the Board’s discretion and typically vest over 4 years with an 8-year term. Stock options align executive compensation with shareholder interests as the value is dependent on post-vesting share price.

o

RSUs – Restricted share units (“RSUs”) are issued in limited amounts and only awarded to senior management, and typically vest over 3 years. RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, the Company considers each element carefully against relevant internal and market factors and the Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with our shareholders’ long-term interests.

Detailed Elements of Compensation Program

As noted above, Mogo’s executive compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives (stock options and RSUs).

Base Salary

Base salaries are reviewed annually based on individual performance or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

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The base salaries of the Mogo NEOs are as follows:

David Feller, CEO	$425,000 per annum
Gregory Feller, President & CFO	US$375,000 per annum
Justin Carter, COO	$240,000 per annum
Macully Clayton, VP Product	$230,000 per annum
Taoufik Ben Ezzahhaf	$209,703 per annum

Note: Taoufik Ben Ezzaahhaf is paid in Moroccan Dirham. The Canadian dollar equivalent expressed in the table above is based on the average Moroccan Dirham to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$0.128337 for 2023.

Annual Bonus Plan

Our compensation program includes an annual discretionary bonus plan, typically paid in cash, which is awarded by the Board in its sole discretion and is typically based on personal and corporate performance metrics. It is the responsibility of the CGCNC to annually review and recommend to the Board the annual bonus, if any, to be paid to executives and employees.

In a typical year, annual target bonus levels as a percentage of base salary for the Mogo NEOs are as follows:

David Feller, CEO	up to 100% of annual base salary
Gregory Feller, President and CFO	up to 100% of annual base salary
Justin Carter, COO	up to 50% of annual base salary
Marcully Clayton, VP Product	up to 35% of annual base salary
Taoufik Ben Ezzahhaf, VP Engineering (Carta)	N/A

Long-Term Equity Incentive Plans

Equity based awards are an “at risk” element of compensation that allows us to reward Mogo’s team members, and specifically, Mogo’s executives for their sustained contributions to the Company. In a highly competitive technology market, equity is an expected and important part of senior leadership compensation. Equity awards reward performance aligned with the creation of shareholder value and the continued employment of our executive officers, with the associated benefits of attracting and retaining employees.

Mogo’s Stock Option Plan allows all employees to participate at an appropriate level, with special focus on the executive team. The value of this incentive is driven by an increase in stock price over time, as we continue to achieve our corporate objectives.

Mogo’s RSU Plan provides for additional equity opportunities for all employees, with special focus on our executive team and senior management, further tying compensation to the creation of shareholder value.

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Company’s equity compensation plans as at December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) I(1)
Equity compensation plans approved by security holders	Options: 3,498,023 RSUs: 0	Options: $5.56 RSUs: N/A	Options: 201,030 RSUs: 68,884

Note:

(1)	These securities include Common Shares issuable under the Stock Option Plan and the RSU Plan as of December 31, 2023, and 21,667 options pursuant to the Company’s prior stock option plan.

No award may be made to our insiders under the Stock Option Plan or the RSU Plan if such award would result in: (i) the number of Common Shares issued from treasury to insiders pursuant to such plans, together with all of our other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (ii) the number of Common Shares issuable to insiders pursuant to vested RSUs, together with the number of Common Shares issuable to insiders at any time pursuant to options granted under the Stock Option Plan and all of our other security based compensation arrangements, exceeding 10% of the outstanding Common Shares. When used in this paragraph, the terms “insiders” and “security based compensation arrangement” have the meanings ascribed thereto in the TSX rules for this purpose.

9

Stock Option Plan

The Stock Option Plan allows for the grant of incentive stock options to the Company’s employees, directors, officers and consultants. Our Board is responsible for administering the Stock Option Plan, and the CGCNC makes recommendations to the Board in respect of matters relating to the Stock Option Plan.

The aggregate number of Common Shares reserved for issuance under the Stock Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Common Shares at the time of grant, and (ii) 1,266,667. As a result of the Arrangement, there are an additional 21,667 options issued and outstanding as at December 31, 2023, which were granted pursuant to the Company’s prior stock option plan. These 21,667 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Stock Option Plan. As of the Record Date, the Company has options to acquire 3,479,159 Common Shares outstanding pursuant to the Stock Option Plan, which represents approximately 14.1% of the issued and outstanding Common Shares as of the Record Date and 21,667 options outstanding pursuant to the Company’s prior stock option plan. The number of options remaining available for grant is 220,075 which represents approximately 0.9% of the issued and outstanding Common Shares as of the Record Date.

The annual burn rate of the Stock Option Plan for 2023 was 5.5%, for 2022 was 4.53%, and for 2021 was 8.59%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of grant.

Unless otherwise determined by the Board at the time of or subsequent to grant, options granted under the Stock Option Plan vest as follows: 1/4 vest on the first anniversary of the date of the grant and 1/48 vest at the end of each month following the first anniversary of the date of the grant with the result that the entire option will be vested and exercisable on the fourth anniversary of the grant. In addition, the Board may, in its discretion, establish performance conditions for the vesting of options based on the performance of the Company or of an individual participant under the Stock Option Plan. Options granted under the Stock Option Plan may be exercised during the period specified in the Stock Option Plan, which is generally eight years from the date of grant. The Stock Option Plan also provides that, unless otherwise determined by the Board, options terminate within a period of time following the termination of employment, directorship or engagement as a consultant with the Company or affiliates entities. Unless otherwise specified by the Board at the time of granting options, vested options will expire the earlier of the expiration of such options in accordance with their terms and: (a) if the holder retires, 90 days after the termination date (as defined in the Stock Option Plan), (b) if the holder dies or becomes incapacitated, 120 days after such occurrence, (c) if the holder is terminated for cause, as of the termination date, (d) if the holder resigns, 30 days after the termination date (e) if the holder is dismissed without cause, 90 days after the termination date, (f) if the holder is a consultant and there is termination (i) by the Company for any reason other than for a material breach of the consulting agreement, (ii) by voluntary termination by the holder or (iii) due to the death or incapacity of the holder, 90 days from the termination date, (g) if the holder is a consultant and there is termination by the Company for a material breach of the consulting agreement, as of the termination date, and (h) if the holder is a director or officer, 90 days following the termination date.  The exercise price for options granted under the Stock Option Plan is determined by the Board according to an approved formula and may not be less than the last closing price of the Common Shares on the TSX prior to the date of grant of such option.

The Stock Option Plan provides that if options granted under the Stock Option Plan would otherwise expire during a trading black‑out period or within ten business days following the end of such period, the expiry date of such options are extended to the tenth business day following the end of the black‑out period. Options granted under the Stock Option Plan are not transferable, subject to limited exceptions in the event of the holder’s death or incapacity. The Board has overall authority for interpreting, applying, amending and terminating the Stock Option Plan and can do so without shareholder approval except that the following amendments to the Stock Option Plan or options issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: i) a reduction in the exercise price of an option held by an insider of the Company, ii) an extension of the term of an option held by an insider of the Company, iii) any amendment to remove the insider participation limits described above, iv) an increase in the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan; and v) amendments to amending provision of the Stock Option Plan.

10

RSU Plan

The RSU Plan allows for the grant of RSUs to the Company’s directors, officers and employees. The purpose of the RSU Plan is to enhance our ability to provide eligible directors, officers and employees with the opportunity to acquire RSUs to allow them to participate in our long term success and to promote a greater alignment of interests between our directors, officers, employees, and shareholders. Our Board, through the CGCNC, is responsible for administering the RSU Plan.  The maximum aggregate number of Common Shares issuable from treasury by the Company pursuant to the RSU Plan is 166,667, which represents approximately 0.7% of the issued and outstanding Common Shares as of the Record Date.  This maximum number is subject to adjustment for changes in the number of Common Shares outstanding through subdivision, consolidation, reclassification, amalgamation, merger or otherwise.  As of the Record Date, the Company has no RSUs to acquire Common Shares outstanding pursuant to the RSU Plan. The number of RSUs remaining available for grant is 68,884, which represents approximately 0.3% of the issued and outstanding Common Shares as of the Record Date. This takes into account the 97,782 RSUs that have vested and resulted in the issuance of 97,782 Common Shares as of the Record Date, which represents approximately 0.4% of the issued and outstanding Common Shares as of the Record Date.

The annual burn rate of the RSU Plan for each of 2023, 2022, and 2021 was 0.00%. The annual burn rate is calculated by dividing the number of RSUs awarded during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the RSU Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of award.

Subject to the terms of the RSU Plan, we may from time to time award to any eligible person a number of RSUs deemed appropriate in respect of services rendered to the Company by such person. RSUs consist of an award of units, each of which represents the right to receive one Common Share. The Board, through the CGCNC, has the discretion to determine the date upon which each RSU vests or any other vesting requirements provided, however, that each awarded RSU will vest not later than the third anniversary of its award date. Unless otherwise determined by the Board at the time of award of an RSU, 25% of each award of RSUs will vest on the first and second anniversaries of the award date and the balance will vest on the third anniversary of the award date. The Board has overall authority for interpreting, applying, amending and terminating the RSU Plan and can do so without shareholder approval except that the following amendments to the RSU Plan or RSUs issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: (i) other than customary adjustments resulting from certain corporate changes, amendments to the RSU Plan that would increase the number of Common Shares issuable under the RSU Plan, (ii) any amendment that would increase the number of Common Shares issuable to insiders under the RSU Plan, (iii) any amendment that would increase the number of Common Shares issuable to directors under the RSU Plan; and (iv) amendments to amending provision of the RSU Plan.

Holders of RSUs will be entitled to accelerated vesting on certain events, including termination of service without cause or by reason of death, or retirement. All unvested RSUs terminate if a holder’s employment or service terminates by reason of termination for cause. Subject to obtaining any requisite approval from the TSX or other regulatory authority, our Board may take any one or more actions relating to RSUs including, without limitation, accelerating vesting or providing for the conversion or exchange of any outstanding RSUs into or for RSUs or any other appropriate securities in any entity participating in or resulting from, a change of control transaction.  Except as required by law, the rights of a participant under the RSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant.

The Board does not award options or RSUs according to a prescribed formula or target. The CEO recommends to the CGCNC the proposed recipients of such grants from among the eligible participants and the proposed grant size, taking into consideration such factors as their position, scope of responsibility and historic and recent performance, previous grants, the value of the awards in relation to other elements of the individual’s total compensation and shareholdings, and market information. In determining the size of the grants, the CGCNC may consider their payout and the competitiveness of the Company’s total compensation relative to comparable companies in addition to the recommendation of the CEO. The CGCNC determines the grant size and terms to be recommended to the Board in respect of the CEO.

11

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Company’s compensation policies and practices and devotes such time and resources as it believes are appropriate and as are consistent with the CGCNC Charter, the Company’s relatively limited operating history, size and current elements of executive compensation.

Our Board and the CGCNC believe that the compensation structure for our fiscal year ended December 31, 2023, as well as compensation policies and practices for the fiscal year ending December 31, 2023, constitute a well-balanced mix of base salary and long-term incentives, and are designed to mitigate risk by:

•	ensuring that the Company retains its employees; and

•	aligning the interests of its employees with the short-term and long-term objectives of the Company and its shareholders.

The Board and the CGCNC have not, after consideration of the existing compensation structure, identified any risk arising from our compensation policies and practices that is reasonably likely to have a material adverse effect on the Company.

12

Performance Graph

The following graph and table compare the total cumulative shareholder return for the Common Shares for Mogo with the cumulative returns of three TSX indices for the period commencing on January 1, 2019 and ending December 31, 2023, assuming an initial investment in Common Shares of $100.

	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023
Mogo Inc. Common Shares	$105.35	$152.20	$135.53	$23.58	$76.42
S&P/TSX Small Cap Index Total Return	$90.55	$111.27	$117.50	$146.98	$138.39
S&P/TSX Composite Index Total Return	$81.03	$93.87	$105.95	$127.43	$115.59
S&P/TSX Information Technology Index	$111.17	$178.78	$278.95	$326.82	$206.27

The Common Shares commenced trading on Nasdaq on April 18, 2018.

13

Compensation of NEOs

Summary Compensation Table

The following table sets out information concerning the compensation earned by the Mogo NEOs during the years ended December 31, 2023, 2022, and 2021.

						Non‑equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Share‑ based Awards (2)	Option‑ based Awards (3)(4)	Annual incentive plans (6)	Long‑term incentive plans	Pension Value	All Other Compensation (7)	Total Compensation
David Feller	2023	$424,999.90		Nil	$437,199.59	Nil	Nil	Nil	$103,245.00	$965,444.49
CEO	2022	$424,999.90		Nil	$782,595.00	Nil	Nil	Nil	$2,359.06	$1,209,953.96
	2021	$382,499.90		Nil	$1,457,429.18	$318,750.00	Nil	Nil	$2,497.40	$2,161,176.48

Gregory Feller(1) President & CFO	2023	$506,137.50		Nil	$437,199.59	Nil	Nil	Nil	$255,945.00	$1,199,282.09
	2022	$487,987.50		Nil	$782,595.00	Nil	Nil	Nil	$19,472.32	$1,290,054.82
	2021	$410,345.94		Nil	$1,457,429.18	$318,750.00	Nil	Nil	$57,895.30	$2,244,420.42

Justin Carter	2023	$216,850.24	(5)	Nil	$129,814.28	Nil	Nil	Nil	$3,295.00	$349,959.52
COO	2022	$189,999.94		Nil	$12,823.93	Nil	Nil	Nil	$2,749.00	$205,572.87
	2021	$189,999.94		Nil	$422,848.22	$28,054.69	Nil	Nil	$2,422.00	$643,324.85

Macully Clayton(8) VP, Product	2023	$229,999.97		Nil	$0.00	Nil	Nil	Nil	$2,484.68	$232,484.65
	2022	$230,000.00		Nil	$0.00	Nil	Nil	Nil	$2,755.56	$232,755.56
	2021	$196,153.78		Nil	$591,529.20	$45,281.25	Nil	Nil	$2,719.00	$835,683.23

Taoufik Ben Ezzaahhaf(9) VP, Engineering (Carta)	2023	$209,703.00		Nil	$51,162.23	Nil	Nil	Nil	$85,499.00	$346,364.23
	2022	$27,508.00		Nil	$0.00	Nil	Nil	Nil	$5,616.00	$33,124.00

Notes:

(1)

Gregory Feller is paid in US dollars (for 2023 and 2022 his salary was $375,000, for 2021 it was $327,360.14). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$1.2535 for 2021, CAD$1.3013 for 2022 and CAD$1.3497 for 2023.

(2)	Represents grants of RSUs.
(3)

The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2023: risk-free interest rate of 3.22% and 3.66%; expected life of 5 years; weighted expected stock price volatility of 90-91% and expected dividend yield of Nil; 2022: risk-free interest rate of 2.48% and 3.32%; expected life of 5 years; weighted expected stock price volatility of 87-90% and expected dividend yield of Nil for time-based vesting option grants; for 2021: risk-free interest rate of 0.58% - 1.46%; expected life of 5 years; weighted expected stock price volatility of 84-87% and expected dividend yield of Nil for time-based vesting option grants and risk-free interest rate of 0.78%; expected life of 5 years; weighted expected stock price volatility of 87% and expected dividend yield of Nil for performance-based vesting option grants.

(4)	The 2022 amounts include the value of options that were granted in 2022 as partial payment of the annual bonus for the year-ended December 31, 2021.
(5)	Justin Carter took a temporary salary reduction from July 2023 to July 2024 in exchange for a grant of stock options. He returns to full salary of $240,000 in July 2024.
(6)

David Feller, Gregory Feller and Justin Carter received 25% of their 2021 annual incentive plan bonus in stock options and 75% in cash. No bonuses were paid to Mogo employees pursuant to the annual incentive plan in respect of 2022 and 2023.

(7)

Other Compensation includes health plan benefits for all NEOs and amounts for David Feller and Gregory Feller in 2023 also include one-time bonuses earned by Investment Committee members related to certain milestones achieved in the Company’s investment portfolio. Compensation for Taoufik Ben Ezzaahhaf includes social security benefits and a bonus of 20% of his net salary for his first full year of employment in 2023.

(8)	Macully Clayton was no longer employed by the Company as of December 31, 2023.
(9)

Taoufik Ben Ezzaahhaf is paid in Moroccan Dirham. The Canadian dollar equivalents expressed in the table above are based on the average Moroccan Dirham to Canadian dollar exchange rate posted by the Bank of Canada which was CAD$0.128337 for 2022 and CAD$0.1336077 for 2023. Mr. Ben Ezzaahhaf began employment with the Company on November 14, 2022.

14

Realized and Realizable Compensation Table

The following table sets out the grant date value of Mr. David Feller and Mr. Gregory Feller’s option based awards compensation for the past three years compared to its realized and realizable value as at December 31, 2023.

Name	Year	Grant Date Value of Option-Based Compensation	Realized and Realizable Value of Compensation(1)
David Feller	2023	$437,200.00	$31,000
	2022	$782,595.00	Nil
	2021	$1,457,429.18	Nil

Gregory Feller	2023	$437,200.00	$31,000
	2022	$782,595.00	Nil
	2021	$1,457,429.18	Nil

Notes:

(1)

Realizable value includes the in-the-money value of outstanding options based on the difference between the closing market price on the TSX of the Common Shares on December 29, 2023 of $2.43 and the exercise price of the option.

(2)

Realized and realizable value of compensation differs from grant date value in that it reflects the realized value of the option- based incentive awards and the current fair market value of outstanding option-based awards granted in a respective year.

15

Outstanding Share-based Awards and Option-based Awards

The following table sets out, for Mogo NEOs, information concerning all option-based and share-based awards outstanding as of December 31, 2023.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In‑ the‑Money Options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Feller	33,333	$4.68	2024/09/12	-	Nil	Nil	Nil
	33,333	$13.32	2025/06/07	-
	16,667	$12.63	2025/09/27	-
	8,333	$11.64	2026/05/10	-
	8,333	$11.64	2026/05/10	-
	19,619	$13.56	2027/06/17	-
	91,667	$4.68	2028/06/09	-
	100,000	$13.74	2028/12/18	-
	33,333	$32.16	2029/03/31	-
	14,358	$11.10	2030/03/30	-
	33,333	$10.83	2030/03/31	-
	33,333	$3.33	2030/06/18	-
	22,222	$3.33	2030/06/18	-
	166,667	$2.49	2030/11/21	-
	100,000	$2.76	2031/06/30	-
	100,000	$2.12	2031/09/30	31,000
	50,000	$2.43	2031/12/31	-
Gregory Feller	33,333	$4.68	2024/09/12	-	Nil	Nil	Nil
	33,333	$13.32	2025/06/07	-
	16,667	$12.63	2025/09/27	-
	8,333	$11.64	2026/05/10	-
	8,333	$11.64	2026/05/10	-
	19,619	$13.56	2027/06/17	-
	91,667	$4.68	2028/06/09	-
	100,000	$13.74	2028/12/18	-
	33,333	$32.16	2029/03/31	-
	14,358	$11.10	2030/03/30	-
	33,333	$10.83	2030/03/31	-
	33,333	$3.33	2030/06/18	-
	22,222	$3.33	2030/06/18	-
	166,667	$2.49	2030/11/21	-
	100,000	$2.76	2031/06/30	-
	100,000	$2.12	2031/09/30	31,000
	50,000	$2.43	2031/12/31	-
Justin Carter	515	$4.68	2025/09/15	-	Nil	Nil	Nil
	5,675	$4.68	2026/05/10	-
	5,281	$4.68	2026/05/10	-
	3,114	$4.68	2027/06/17	-
	6,667	$4.68	2029/12/26	-
	15,000	$4.68	2028/06/09	-
	6,667	$13.26	2029/03/31	-
	1,685	$11.10	2030/03/30	-
	33,333	$2.70	2031/03/31	-
	8,000	$2.76	2031/06/30	-
	16,667	$2.76	2031/06/30	-
	10,000	$2.43	2031/12/31	-
Macully Clayton	3,333	$4.68	2025/09/15	-	Nil	Nil	Nil
	13,333	$4.68	2026/05/10	-
	9,222	$4.68	2026/05/10	-
	6,667	$4.68	2029/12/26	-
	15,000	$4.68	2028/06/09	-
	6,667	$13.26	2029/03/31	-
	8,333	$13.20	2029/12/31	-
Taoufik Ben	16,667	$2.12	2031/06/30	5,167	Nil	Ni	Nil
Ezzahhaf	13,333	$2.12	2031/09/30	4,133

Notes:

(1)

The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price on the TSX of the Common Shares on December 29, 2023, being $2.43 per share.

16

Value Vested or Earned During the Year

The following table sets out, for each of the Mogo NEOs, a summary of the value of option-based and share-based awards vested or of non-equity plan incentive compensation during the fiscal year ended December 31, 2023.

Name	Option-based awards – Value vested during the year ended December 31, 2023(1)	Share-based awards – Value vested during the year ended December 31, 2023	Non-equity incentive plan compensation – Value earned during the year ended December 31, 2023(2)
David Feller	$0	Nil	Nil
Gregory Feller	$0	Nil	Nil
Justin Carter	$140.07	Nil	Nil
Macully Clayton	$0	Nil	Nil
Taoufik Ben Ezzahhaf	$0	Nil	Nil

Notes:

(1)

The value of the vested option-based awards is calculated based on the difference between the closing market price on the TSX of the Common Shares on the vesting date and the exercise price of the vested option.

Pension Plan Benefits

The Company has no pension plan arrangements or benefits with respect to any of the Mogo NEOs, directors, or employees.

17

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of the Mogo NEOs that provide them with certain rights in the event of a termination without cause, following a change of control or by the Mogo NEO for good reason, as follows:

•	Mr. David Feller is entitled to twenty-four months’ pay in lieu of notice calculated on base salary and an amount representing a pro-rata portion of the target bonus for the current year plus two times the target bonus if his employment is terminated without cause, following a change of control or by the Mogo NEO for good reason. Mr. David Feller will also be entitled to continued benefit coverage for twenty-four months and accelerated vesting in respect of any unvested options upon a change of control or termination without cause.
•	Mr. Gregory Feller is entitled to twenty-four months’ pay in lieu of notice calculated on base salary and an amount representing a pro-rata portion of the target bonus for the current year plus two times the target bonus if his employment is terminated without cause, following a change of control or by the Mogo NEO for good reason. Mr. Gregory Feller will also be entitled to continued benefit coverage for twenty-four months and accelerated vesting in respect of any unvested options upon a change of control or termination without cause.
•	Mr. Justin Carter is entitled to eighteen months’ notice or payment in lieu of notice calculated on base salary and continued benefits coverage for up to eighteen months in the event of a termination without cause. In the event a termination for good reason or without cause occurs within twelve months of a change of control, Mr. Justin Carter is entitled to six months’ or twelve months’ severance respectively in addition to the eighteen months provided on a termination without cause.
•	Mr. Taoufik Ben Ezzahhaf is entitled to two months’ notice or payment in lieu of notice calculated on gross salary and additional payments under Morococcan labour law related to severance, damages, and other payments (calculated based on a number of factors at the time of termination including seniority, and number of dependents) on a termination without just cause.
•	Mr. Macully Clayton was no longer employed with the Company on December 31, 2023.

Termination Without Cause/For Good Reason

The table below shows the benefits that the Mogo NEOs would have been entitled to receive if a termination without cause had occurred or good reason had arisen, as applicable, on December 31, 2023:

Name	Notice Period	Base	Bonus	Benefit Coverage	Value of Early Vested Options	Total
David Feller	24 months	$850,000.00	$1,275,000.00	$6,490.00	$31,000.00	$2,162,490
Gregory Feller	24 months	$1,012,275.00	$1,518,412.50	$111,890.00	$31,000.00	$2,673,578
Justin Carter	18 months	$360,000.00	$0.00	$4,867.50	$0.00	$364,868
Taoufik Ben Ezzahhaf	2 months	$108,483.01	$0.00	$0.00	$0.00	$108,483

Note:

(1)

Gregory Feller is paid in US dollars (for 2023 his salary was US$375,000). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was CAD$1.3497 for 2023.

(2)

The Base amount for Taoufik Ben Ezzahhaf includes salary, damages and severance pay as required by Moroccoan law and has been converted from Moroccan Dirhams to Canadian Dollars based on the average Bank of Canada exchange rate for 2023 of 0.128337.

18

Change of Control

The table below shows the benefits that the Mogo NEOs would have been entitled to receive in connection with a change of control that occurred on December 31, 2023:

Name	Notice Period	Base	Bonus	Benefit Coverage	Value of Early Vested Options	Total
David Feller	24 months	$850,000.00	$1,275,000.00	$6,490.00	$31,000.00	$2,162,490
Gregory Feller	24 months	$1,012,275.00	$1,518,412.50	$111,890.00	$31,000.00	$2,673,578
Justin Carter	N/A	N/A	N/A	N/A	N/A	N/A
Taoufik Ben Ezzahhaf	N/A	N/A	N/A	N/A	N/A	N/A

Note:

(1)

Justin Carter’s entitlement related to a change of control occurs only in the event a termination for good reason or without cause occurs within twelve months of the change of control, and therefore no entitlement is noted as of the effective date of the change of control being December 31, 2023 .

Director Compensation

The board of directors of the Company currently consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Christopher Payne, Kristin McAlister and Kees van Winters.

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Kristin McAlister, Kees van Winters, Christopher Payne, and Michael Wekerle are paid an annual retainer fee of $35,000. The Chair of the CGCNC, Chair of the Audit Committee and Chair of the Investment Committee each receive an additional $30,000 annually. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2023.

Name	Fees earned	Share-based awards ($)	Option‑based Awards(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation		Total Compensation
Michael Wekerle	$89,435		$161,728		-	$200,000	(2)	$451,163
Christopher Payne	$65,000		$104,896	-	-	-		$169,896
Kristin McAlister	$23,356		$104,896	-	-	-		$128,252
Kees van Winters	$17,791		$104,896	-	-	-		$122,687

Notes:

(1)

The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2023: risk-free interest rate between 3.22% and 3.66%; expected life of 5 years; weighted expected stock price volatility of 90-91% and expected dividend yield of Nil.

(2)	Amount earned was a one-time bonus earned by Investment Committee members related to certain milestones achieved in the Company’s investment portfolio.

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Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each of the non-executive directors, information concerning all option-based awards and all of the share-based awards for Mogo outstanding as of December 31, 2023.

	Option‑Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In‑ the‑Money Options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kristin McAlister	33,333	$2.76	2031/06/30	-	Nil	Nil	Nil
	20,000	$2.12	2031/09/30	$6,200
	5,000	$2.43	2031/12/31	-
Kees van Winters	33,333	$2.76	2031/06/30	-	Nil	Nil	Nil
	20,000	$2.12	2031/09/30	$6,200
	5,000	$2.43	2031/12/31	-
Michael Wekerle	6,667	$20.10	2026/03/14	-	Nil	Nil	Nil
	15,000	$7.50	2028/11/28	-
	45,833	$4.68	2028/06/09	-
	33,333	$32.16	2029/03/31	-
	8,333	$10.83	2030/03/31	-
	8,333	$3.33	2030/06/18	-
	16,667	$2.49	2030/11/21	-
	50,000	$2.76	2031/06/30	-
	30,000	$2.12	2031/09/30	$9,300
	10,000	$2.43	2031/12/31	-
Christopher Payne	16,667	$32.16	2029/03/31	-	Nil	Nil	Nil
	8,333	$10.83	2030/03/31	-
	8,333	$3.33	2030/06/18	-
	12,500	$2.49	2030/11/21	-
	33,333	$2.76	2031/06/30	-
	20,000	$2.12	2031/09/30	$6,200
	5,000	$2.43	2031/12/31	-

Notes:

(1)

The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Common Shares on December 29, 2023, being $2.43 per share.

Value Vested or Earned During the Year

The following table sets out, for each of the non-executive directors of  Mogo, a summary of the value of option-based awards vested during the fiscal year ended December 31, 2023.

Name	Option-based awards – Value vested during the year ended December 31, 2023 ($)(1)
Kristin McAlister	$0
Kees van Winters	$0
Michael Wekerle	$0
Christopher Payne	$0

Notes:

(1)	The value of the vested option-based awards is calculated based on the difference between the closing market price of the Common Shares on the vesting date and the exercise price of the vested option.

Indemnification and Insurance

The Company maintains director and officer liability insurance and errors and omissions insurance. In addition, the Company has entered into indemnification agreements with each of its directors. The indemnification agreements require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Company during the fiscal year ended December 31, 2023 by any individual who was a director, executive officer and senior officer of the Company (and any associate of the foregoing).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares or any affiliates or associates of any of the foregoing, in any transactions of the Company since the commencement of Company’s most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board of Directors

Overview

Our articles provide that the number of directors is determined by the Board from time to time, subject to a minimum of three (3) directors. The number of directors is currently set at six (6). If the number of directors has not been determined by the Board, it will be equal to the number of directors holding office immediately following the most recent election or appointment of directors. The articles also provide the Board with the power to appoint one or more additional directors, provided that the total number of directors so appointed may not exceed one-third of the then-current number of directors.

Our Board is responsible for supervising the management of our business and affairs. Our Board has adopted a formal mandate setting out its stewardship responsibilities, including its responsibilities for the appointment of management, management of our Board, strategic and business planning, monitoring of financial performance, financial reporting, risk management, and oversight of our policies and procedures, communications and reporting and compliance. A copy of the mandate of our Board is attached as Appendix A to this Circular.

Our Board is currently composed of six directors: David Feller, Gregory Feller, Christopher Payne, Kristin McAlister, Kees van Winters and Michael Wekerle. Mr. Wekerle will not stand for re-election at the Meeting, and instead, Alex Shan is being nominated for election at the Meeting.

Our Board has established an Audit Committee, the CGCNC, and an Investment Committee, and has approved charters for each of these committees, which are described below. Our Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter. The mandate of our Board, as well as the charters of the various Board Committees, set out in writing the responsibilities of our Board and the Committees for supervising the CEO.

Independence

The Board is currently composed of six directors, three of whom are independent under applicable Canadian and U.S. standards. Subject to election of the nominees at the Meeting, the Board will be composed of six directors, four of whom are independent under applicable Canadian and U.S. standards. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Under the rules of the Nasdaq, an independent director is someone other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that David Feller and Gregory Feller, executive officers of Mogo, are not considered independent under the foregoing standards. In addition, Michael Wekerle is deemed to be not independent under NI 52-110 due to compensation received from Mogo. Each of Kristin McAlister, Kees van Winters and Christopher Payne is considered independent under the foregoing standards. Director nominee Alex Shan is also considered independent. David Feller serves as the Board Chair and chairs all Board meetings and, if and when necessary, acts as a spokesperson on behalf of the Board in dealing with the press and members of the public. The responsibilities and duties of the Board Chair are described in detail in the position description developed by the Board.

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Our Board delegates a number of responsibilities to the Audit Committee and the CGCNC. Both Committees are comprised solely of independent directors under applicable Canadian and U.S. standards. In addition, where potential conflicts arise during a director’s tenure on the Board, such conflicts are expected to be immediately disclosed to the Board.

We have taken steps to ensure that adequate structures and processes are in place to permit our Board to function independently of our management. Our Board holds regularly scheduled meetings as well as ad hoc meetings from time to time. In the course of meetings of the Board or Committees of the Board, the independent directors hold in camera sessions at which neither non-independent directors nor officers of the Company are in attendance.

Our Board has also approved written position descriptions for the chair of each of our Board’s Committees and our CEO.

Other Directorships

Currently, none of Mogo’s directors are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Meeting Attendance

In 2023, the Board held 6 meetings with 100% attendance by all current directors. The Audit Committee held 4 meetings with 100% attendance by all committee members. The CGCNC did not formally meet in 2023, however matters requiring approval of the CGCNC were considered with committee members and decisions were through written resolution. The Investment Committee did not formally meet in 2023, however its members did informally communicate on various matters through the course of the financial year ended December 31, 2023.

Orientation and Continuing Education

Our CEO and CGCNC are responsible for providing new directors with an orientation program to explain, among other things, our business, our financial situation, our strategic planning, and our approach to corporate governance. New directors are given the opportunity to become familiar with the Company by meeting with other directors as well as officers and employees of the Company and all directors are allowed access to management personnel to discuss matters of interest. All new directors are provided with copies of our written charters and corporate policies. Our CEO is responsible for generating continuing education opportunities that are relevant to their role as directors. Management periodically makes presentations to the directors on various topics, trends and issues related to our activities during meetings of our Board or its committees, which are intended to help the directors constantly improve their knowledge about the Company and our business. In addition, our directors maintain the skill and knowledge necessary to fulfill their obligations from a variety of outside advisors as new issues or opportunities arise, including with respect to corporate governance matters.

Code of Conduct

Our Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers, advisors, and employees. The objective of the Code is to provide guidelines for enhancing our reputation for honesty, integrity, loyalty, and the faithful performance of undertakings and obligations. The Code addresses conflicts of interest, respectful workplace expectations (including the topics of harassment, bullying and discrimination), use of company assets, inventions, use of Company email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing, and compliance with laws. As part of our Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise) or relationship that would create or appear to create a conflict of interest.

Our directors are responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation, and for approving changes to the Code from time to time.

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Directors, executive officers and employees are required by applicable law and our corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code may be obtained by contacting us and is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

We have also adopted an Insider Trading Policy, a Confidentiality and Disclosure Policy, and a Whistleblower Policy, which complement the obligations of our directors, officers and employees under the Code.

Under our Insider Trading Policy, our directors, officers and employees are prohibited from engaging in the following transactions with respect to our securities of the Company: (a) selling short; or (b) trading in call or put options.

Board Committees

Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with NI 52‑ 110 and with the rules of the Nasdaq. The members of the Audit Committee are Christopher Payne (Chair), Kees van Winters and Kristen McAlister.

For the purposes of NI 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. For the purposes of the rules of the Nasdaq, a member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee can be found under the heading “Business of the Meeting – Election of Directors”.

Our Board has adopted a written charter for the Audit Committee. The mandate of the Audit Committee is to assist our Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of the Company, (2) to monitor the integrity of our financial reporting process and our internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of our external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, our Board and our management.

A copy of the charter of the Audit Committee is attached as Appendix A to the AIF.

Investment Committee

Effective April 1, 2022, the Board has created and appointed the Investment Committee, at least three of whom must be directors. The director members of the Investment Committee are Michael Wekerle (Chair), David Feller and Gregory Feller. Our Board has determined that the composition of the Investment Committee is appropriate.

Pursuant to the charter of the Investment Committee, its mandate is to assist our directors in reviewing and evaluating potential acquisitions, strategic investments, and divestitures.

The primary responsibilities of the Investment Committee are to: (1) assist management and the Board with the identification of acquisition, investment, and divestiture opportunities; (2) review the proposed investment, acquisition, or divestiture opportunities identified by or submitted to the Investment Committee for consideration; (3) ensure the proposed opportunities meet the Company’s investment objectives and strategy; (4) ensure that environmental, social, and governance factors are considered; (5) consider the accounting treatment of each transaction; (6) assist and advise on the terms of any transaction; (7) review and recommend funding for proposed opportunities; (8) oversee legal, technical, and KYC due diligence of proposed opportunities; (9) identify and manage potential conflicts of interest; and (10) review the performance and outlook of the Mogo Ventures portfolio.

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Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Kristin McAlister (Chair), Christopher Payne, and Kees van Winters. Our Board has determined that the composition of the CGCNC is appropriate, given that all of the members are independent.

Pursuant to the charter of the CGCNC, its mandate is to assist our directors in carrying out the Board’s oversight responsibility for (i) overseeing our human resources and compensation policies and processes, (ii) demonstrating to our shareholders that the compensation of the directors who are also our employees is recommended by directors who have no personal interest in the outcome of decisions of the CGCNC and who will have due regard to the interests of all of our shareholders, (iii) ensuring that our strategic direction is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process.

The primary responsibilities of the CGCNC with respect to compensation are to make recommendations to our Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any nonstandard remuneration plans; (3) senior management, executive and officer compensation; and (4) Board compensation matters. In carrying out these responsibilities, the CGCNC (1) annually reviews and approves the corporate goals and objectives for the CEO and evaluates the CEO’s performance in light of those corporate goals and objectives with respect to the CEO’s compensation level; (2) annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation, of the CEO, all other officers of Mogo and such other key employees of Mogo as may be identified by the CEO and approved by the Committee (the “Designated Employees”); (3) annually prepares or reviews the report on executive compensation and compensation discussion and analysis required to be disclosed in Mogo’s information circular or any other compensation matter required to be publicly disclosed by Mogo; (4) periodically reviews the compensation philosophy statement of Mogo and makes recommendations for changes to the Board as considered appropriate; (5) annually reviews and recommends the aggregate bonus pools to be made available under Mogo’s incentive compensation plans for employees and officers; (6) when requested by the CEO, reviews and makes recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approves awards to eligible participants; and (7) reviews and makes recommendations to the Board regarding the structure and implementation of incentive stock option plans including the grant ranges by position level, restricted share unit plans, performance share unit plans, or any other long term incentive plans. More information on the process by which compensation for our directors and officers is determined as set forth under the headings “Compensation of Named Executive Officers” and “Director Compensation”.

In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

Identifying New Candidates for our Board

The Board has delegated to the CGCNC the responsibility for developing and recommending to the Board criteria that are deemed necessary for prospective director candidates. The CGCNC is responsible for identifying candidates for directorship and recommending that the Board select qualified director candidates for election to the Board. To determine the criteria for director selection, the CGCNC maintains a “Competency Matrix” which is reviewed and updated annually. The Competency Matrix along with annual director evaluations allow the CGCNC to consider what competencies and skills our Board should possess and potential candidates are assessed against these criteria with attention to characteristics that would complement the existing Board. Further details about the process by which the Board identifies new candidates for board nomination are set out in the CGCNC Charter and the Company’s Diversity Policy.

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Majority Voting Policy

The Company has adopted a majority voting policy in director elections that will apply at any meeting of our shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Board immediately following the applicable shareholders’ meeting. Following receipt of the resignation, the CGCNC will consider whether or not to accept the offer of resignation and make a recommendation to the Board. The CGCNC is required to recommend that the Board accept the resignation absent exceptional circumstances. Within 90 days following the applicable shareholders’ meeting, the Board will publicly disclose in a news release their decision to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. The Board is required to accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the CGCNC at which the resignation is considered. A copy of the majority voting policy is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

Assessments

As described above, the CGCNC is responsible for overseeing and assessing the functioning of the Board and the committees of the Board. The CGCNC must annually review, evaluate and make recommendations to the Board with regard to the size, composition and role of the Board and its committees (including the type of committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating Board, committee and individual director effectiveness.

Term Limits

The Company has not adopted term limits for directors of the Company. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. In addition, as mentioned above, the Board undertakes an assessment process that evaluates its effectiveness.

While term limits can help ensure the Board gain a fresh perspective, imposing this restriction means the Board would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of the Company over time. The Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby provide an increasing contribution to the Board as a whole. There is also little empirical evidence that a director's ability to act independently of management declines after any specific period of service.

Diversity

The Company recognizes and embraces the benefits of having diversity on the Board and in our senior management. Women currently represent 29% of senior management roles based on Executive and Vice President positions, and 17% of the Board.

The Company has adopted a Diversity Policy, which recognizes that it is important to ensure that members of the Board and our senior management provide the necessary range of perspectives, experience and expertise required to achieve our objectives and deliver value for our stakeholders. The Diversity Policy is not limited to the identification and nomination of women directors to the Board but requires that the Board generally considers diversity of race, ethnicity, gender, age, and cultural background in evaluating candidates for Board membership. The Company also recognizes that the Board and its senior management appointments must be based on performance, ability, merit, and potential. Therefore, the Company ensures a merit based competitive process for appointments. The Company’s commitment to diversity includes ensuring that diversity is fully considered by the CGCNC in identifying, evaluating and recommending appointees/nominees to the Board.

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With respect to Board composition and executive officer appointments, on an annual basis, the CGCNC (i) assesses the effectiveness of the Board and executive officer appointment/nomination processes at achieving the Company’s diversity objectives; and (ii) considers and, if determined advisable, recommends to the Board for adoption, measurable objectives for achieving diversity on the Board and the executive management team.

The Company has not adopted targets regarding the representation of women on the Board or in executive officer positions. The Company does not believe that any director nominee or candidate for an executive officer position should be chosen nor excluded solely or largely because of gender. Rather, directors and executive officers are recruited based on their ability and contributions. Moreover, in selecting a director nominee or a candidate for an executive officer position, the Company considers the skills, expertise and background that would complement the existing board or management team, as applicable.

BUSINESS OF THE MEETING

Election of Directors

Six directors will stand for election at the Meeting, each of which is proposed as nominee for election as director of the Company to hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed.  An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ELECTION OF THE PROPOSED NOMINEES.  IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS AUTHORITY HAS BEEN WITHHELD IN THE PROXY.

The director nominees are as follows:

Name and Province or State and Country or Residence	Position with the Company	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed
David Feller(3) British Columbia, Canada	Chair, Director, CEO	August 26, 2003 to March 20, 2006 April 12, 2013	CEO of Mogo	765,997	(7)
Gregory Feller(6) New York, United States	Director, President & CFO	April 10, 2015	President & CFO of Mogo	527,286	(8)
Christopher Payne(1)(2)(5) Ontario, Canada	Director	January 25, 2021	Managing Partner and Founder of Hawthorn Equity Partners	113,585
Kristin McAlister(1)(2) California, United States	Director	June 27, 2023	CEO, Founder, Head of School Centennial Montessori Inc.	0

Kees Van Winters(1)(2) Ontario, Canada	Director	June 21, 2019 to June 29, 2021 June 27, 2023	Consultant	107,979	(9)

Alex Shan Ontario, Canada	Director	N/A	CEO of Jolera Inc.	0

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the CGCNC.
(3)	Member of the Investment Committee.
(4)	Chair of the CGCNC.
(5)	Chair of the Audit Committee.
(6)	Chair of the Investment Committee.
(7)	Includes 85,919 Common Shares owned directly or indirectly by David Feller’s spouse (including her holdings in Bluestone Partners Inc.).
(8)

Includes 118,891 Common Shares owned directly or indirectly by Gregory Feller’s spouse and 58,312 Common Shares owned directly or indirectly by a grantor retained annuity trust of which Mr. Feller is trustee.

(9)	Includes 65,766 Common Shares owned directly or indirectly by Kees van Winter’s spouse.

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Biographies

David Feller, CEO, Board Chair and Director

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 20 years, Mr. Feller has grown Mogo into Canada's leading financial technology and payments company with 2 million members and annual revenues exceeding $68 million. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company's IPO on the TSX, listing on the Nasdaq and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

Gregory Feller, President, CFO and Director

Gregory Feller is a co-founder of Mogo, has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Christopher Payne, Director

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur and investor in Silicon Valley. Mr. Payne co-founded X.com with Elon Musk and other partners in 1999. X.com ultimately merged with another entity to became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Kristin McAlister, Director

Kristin McAlister is a successful entrepreneur and operator with a background in finance, human behavior and human development. In 2006, Ms. McAlister founded Centennial Montessori School in San Mateo, California, which is one of the top pre-K through elementary schools in the San Francisco Bay area. Ms. McAlister was formerly a financial analyst at Lehman Brothers as well as a researcher at the National Institute of Child Health and Human Development. Her philanthropic efforts focus on opening educational opportunities and financial services to populations without equitable access. Ms. McAlister received a dual honors undergraduate degree from Brown University in Biomedical Ethics and Psychology (Developmental Behavioral Neuroscience), and a master’s with distinction in Urban Education from Kings College, University of London.

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Kees van Winters, Director

Kees Van Winters has been active in the telecom and technology industries since 1986. Mr. Van Winters was Vice-President of Sales and Marketing for Nationwide Cellular Service in New York from 1986 to 1992 and was a consultant to several major telecom companies in Canada and the USA from 1992 to 1996. Since then he has acted as a consultant to a number of small technology companies. Mr. Van Winters previously served on Mogo Inc.’s board of directors between June 2019 and June 2021.

Alex Shan, Director

Alex Shan is a serial entrepreneur and technology visionary with a distinguished track record of identifying and executing on unique market opportunities. With his innate bias for action, Alex’s ventures have become incubators for top performers of numerous disciplines who share a collective hunger to work in organizations synonymous with rapid growth, accretive shareholder value and immense community impact. Alex currently serves as the Chief Executive Officer of Jolera Inc. (Jolera), a leading Global Systems Integrator.  Under Alex’s guidance Jolera has emerged as a disruptive force in the technology service delivery landscape. With a global footprint, Jolera is widely renowned as one of the world’s most innovative and fastest growing information technology solution providers. Alex has also served on several Technology Advisory Boards for Fortune 500 companies inclusive of McAfee, Barracuda Networks and Cisco Meraki.

Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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Appointment of Auditor

It is proposed that KPMG LLP, Chartered Accountants, which firm has been auditor of the Company since September 2019, be nominated as auditor of the Company to hold office until the next annual meeting of shareholders.  An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditor.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE DIRECTORS TO FIX ITS REMUNERATION.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

DEADLINE FOR SHAREHOLDER PROPOSALS

If any person entitled to vote at an annual meeting of the Company’s shareholders wishes to propose any matter for consideration at the next annual meeting, in order for such proposal to be considered for inclusion in the materials made available to shareholders in respect of such meeting, such proposal must be received by the Company at least 3 months before the anniversary date of the current year’s annual meeting.  In addition, such person must meet the definition of a “qualified shareholder” and otherwise comply with the requirements for shareholder proposals set out in sections 187 to 191 of the Business Corporations Act (British Columbia).

In addition, our Articles contain an advance notice requirement for director nominations (the “Advance Notice Provisions”).  Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Company’s Secretary at its principal executive offices.

The notice must be given not less than 30 days and no more than 65 days prior to the date of the annual Meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors, notice must be given not later than the close of business on the 15th day following the day on which the announcement in respect of such meeting was made. The Advance Notice Provisions also prescribe the proper written form for the notice. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

The foregoing description of the Advance Notice Provisions is intended as a summary only and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Articles, which contain the full text of the Advance Notice Provisions, and which are available SEDAR+ at www.sedarplus.ca.

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ADDITIONAL INFORMATION

Financial Information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of such documents can be requested from the VP of Corporate & Legal Affairs of Mogo at 516-409 Granville St, Vancouver, BC, V6C 1T2, telephone: (604) 659-4380.

Additional information relating to the Company can also be found on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this Circular.

DATED: May 29, 2024

                        (“David Feller”)

                         David Feller

                        Chief Executive Officer and Board Chair

                        Mogo Inc.

                        Vancouver, British Columbia

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APPENDIX A
MANDATE OF THE DIRECTORS

Key Messages

•	The primary function of the Directors of Mogo is to supervise the management of the business and affairs of Mogo.

•	The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner.

•

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals.

•	The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

1. Purpose

Purpose

The primary function of the Directors of Mogo Inc., including its subsidiaries and affiliates (collectively, “Mogo”), is to supervise the management of the business and affairs of Mogo.

Management is responsible for the day-to-day conduct of the business of Mogo. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner. In performing its functions, the Board considers the legitimate interests that stakeholders, such as employees, customers and communities, may have in Mogo. In carrying out its stewardship responsibility, the Board, through Mogo’s Chief Executive Officer (the “CEO”), sets the standards of conduct for Mogo.

2. Procedure and Organization

Board and management delegation of duties

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

The Board retains the responsibility for managing its affairs, including selecting its chair (the “Chair of the Board”) and constituting committees of the Board.

Independence

A majority of the members of the Board must be independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and the rules of any stock exchange or market on which Mogo’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In the event the Board selects a non-independent Director to serve as the Chair of the Board, it will also consider selecting an independent Director to serve as the independent lead Director (the “Lead Director”). For more information, see the Lead Director Position Description.

In this Mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. The Board assesses, on an annual basis, the adequacy of this Mandate.

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3. Principal Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a) Legal Requirements

Overall responsibility

The Board has the overall responsibility to ensure that applicable legal requirements, including the Applicable Governance Rules, are complied with and documents and records have been properly prepared, approved and maintained.

Statutory responsibility	The Board has the statutory responsibility to, among other things:

	•	supervise the management of, the business and affairs of Mogo;

	•	act honestly and in good faith with a view to the best interests of Mogo;

	•	declare conflicts of interest, whether real or perceived[1];

	•	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

•

act in accordance with the obligations contained in the Business Corporations Act (British Columbia), the regulations thereunder, the memorandum and articles of Mogo, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

Matters which may not be delegated	The Board has the responsibility for considering the following matters as a Board which may not be delegated to management or to a committee of the Board:

	•	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

	•	the filling of a vacancy among the Directors or in the office of auditor, the appointment of any additional Directors and the appointment or removal of any of the CEO, the Chair of the Board or the President of Mogo;

______________________________

1 The Chair of the Corporate Governance, Compensation and Nominating Committee is responsible for receiving and reviewing any matters that may pose a potential or actual conflict of interest. Directors will declare actual or potential conflicts to the Chair of this Committee. If the conflict involves the Chair of this Committee, the matter can be disclosed to the Chair of the Board.

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•	the issue of securities except as authorized by the Board;

•	the declaration of dividends;

•	the purchase, redemption or any other form of acquisition of shares issued by Mogo;

•	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of Mogo from Mogo or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

•	the approval of a management information circular;

•	the approval of a take-over bid circular, Directors’ circular or issuer bid circular

•	the approval of an amalgamation of Mogo;

•	the approval of an amendment to the memorandum or articles of Mogo;

•	the approval of annual financial statements of Mogo; and

•	any other matter which is required under the Applicable Governance Rules or applicable corporate laws to be decided by the Board as a whole.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting Mogo, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b) Strategy Development

Long-term goals and strategic planning

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business).

(c) Risk Management

Principal risks

The Board has the responsibility to safeguard the assets and business of Mogo, identify and understand the principal risks of the business, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of Mogo.

(d) Appointment, Training and Monitoring Senior Management

Senior Management oversight	The Board has the responsibility to:

•	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

•	with the advice of the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

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•	provide advice and counsel to the CEO in the execution of the duties of the CEO;

•	develop, to the extent considered appropriate, position descriptions for the Chair of the Board and the chair of each committee of the Board;

•	approve the appointment of all corporate officers;

•	in consultation with the CEO or CFO, approve the termination of officers and/or any other positions where employees have board reporting responsibilities;

•	consider, and if deemed appropriate, approve, upon the recommendation of the CGCNC and the CEO, the remuneration of all corporate officers;

•	consider, and if deemed appropriate, approve, upon the recommendation of the CGCNC, incentive-compensation plans and equity-based plans;

•	subject to any necessary input from the CGCNC, approve grants to participants and the magnitude and terms of their participation; and

•	ensure that adequate provision has been made to train and develop management and for the orderly succession of management, including the CEO.

(e) Ensuring Integrity of Management

Integrity of management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of Mogo and to ensure that the CEO and such other officers are creating a culture of integrity throughout Mogo.

(f) Policies, Procedures and Compliance

Policies, procedures and compliance	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	ensuring that Mogo operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

•	approving and monitoring compliance with significant policies by which the business of Mogo is conducted;

•	ensuring that Mogo sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

•	ensuring that Mogo has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

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•	developing the approach of Mogo to corporate governance, including to the extent appropriate, developing a set of governance principles and guidelines that are specifically applicable to Mogo; and

•	examining the corporate governance practices within Mogo and altering such practices when circumstances warrant.

(g) Reporting and Communication

Reporting and communication	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	ensuring that Mogo has in place policies and programs to enable Mogo to communicate effectively with management, shareholders, other stakeholders and the public generally;

•	ensuring that the financial results of Mogo are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

•	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

•	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of Mogo; and

•	reporting annually to the shareholders of Mogo on the affairs of Mogo for the preceding year.

(h) Monitoring and Acting

Monitoring and taking action	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	monitoring Mogo’s progress in achieving its goals and objectives and, if necessary, revising and altering, through management, the direction of Mogo in response to changing circumstances;

•	considering taking action when performance falls short of the goals and objectives of Mogo or when other special circumstances warrant;

•	reviewing and approving material transactions involving Mogo;

•	ensuring that Mogo has implemented adequate internal control and management information systems;

•	assessing the individual performance of each Director and the collective performance of the Board; and

•	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making.

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(i) Voting on Board Matters

Voting	As it relates to voting on matters of the Board, Mogo’s Articles state:

•	“Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.”
•

“A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.”

4. Board’s Expectations of Management

What the Board expects of management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability, and in the best interests of Mogo. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that Mogo is in compliance with all laws, rules and regulations applicable to Mogo.

5. Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a) Commitment and Attendance

Attend meetings	All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b) Participation in Meetings

Be prepared and participate

Each Director should be sufficiently familiar with the business of Mogo, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member.

Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business. Directors should also review the materials provided by management and Mogo’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

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(c) Ethical Business Conduct

Code of Business Conduct and Ethics

Mogo has adopted a Code of Business Conduct and Ethics (the “Code”) to outline business conduct expectations of Directors, officers, employees, contractors and consultants of Mogo. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics. The Board periodically reviews the Code and approves all material amendments. Through reporting from management, the Board monitors compliance with the Code. Each Director should also strive to perform their duties in keeping with current and emerging corporate governance best practices for directors of publicly-traded corporations.

The Board periodically reviews Mogo’s compliance and ethics programs, including consideration of legal and regulatory requirements, and reviews with management its periodic evaluation of the effectiveness of such programs.

Certain of Mogo’s regulated subsidiaries have additional policies and procedures that must be adhered to by Directors who are also on the board of those subsidiaries.

Conflicts of Interest

Conflicts of interest refer to situations in which personal, occupational, or financial considerations may affect, or appear to affect, a Director’s objectivity, judgment, or ability to act in the best interests of Mogo, and include if the Director:

	•	is a party to a transaction or agreement involving Mogo;

	•	is a Director or an officer, or an individual acting in a similar capacity, of a party to a transaction or agreement involving Mogo; or

	•	has a material interest in a party to a transaction or agreement involving Mogo.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the Director has a conflict of interest. In order to ensure that Directors exercise independent judgement in considering transactions and agreements in respect of which a Director has an interest, the Director having an actual or potential conflict of interest must declare that interest by disclosing the nature and extent of the interest to the Board at the meeting at which a proposed contract or transaction in which the Director has an interest is first considered or at the first meeting after the Director becomes interested.

If there is any question or doubt about the existence of a conflict of interest, the CGCNC will determine if a conflict of interest exists.  The Director potentially in conflict of interest must be absent from the discussion and must not vote on the issue.

The Board should refrain from sharing information related to the contract or transaction with the conflicted Director, and the conflicted Director must excuse themself from all Board and Committee meetings during the consideration of that particular matter and they may not vote on the matter, subject to certain limited exceptions provided for in the Business Corporations Act (British Columbia).

If Mogo requests that a Director sits on the board of an investee company and an actual or potential conflict of interest arises with respect to Mogo and such investee company, the Director must excuse themselves from any discussions and correspondence relating to such actual or potential conflict and must not vote on any matters relating to such actual or potential conflict. In addition, if the Chair of the Board, on advice of external legal counsel, determines that the continued  directorship presents too serious of a conflict, the Director will be asked to resign from the board of the investee company.

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(d) Other Directorships

Participation on other boards

Mogo values the experience Directors bring from other boards on which they serve but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflict of interest issues.

Directors are encouraged to limit the number of boards on which they sit, and are expected to advise the chair of the CGCNC before accepting any new membership on other boards of directors (public, private, or not-for-profit) or any other affiliation with other businesses or governmental bodies, in order to allow the CGCNC to assess whether the Director would be involved in a real, apparent, or potential conflict of interest, and whether the Director will be able to continue to devote sufficient time to Mogo’s affairs. As well, the CGCNC, when considering new Board nominees, takes into account other commitments of the nominees and their anticipated ability to participate actively at Board and committee meetings. If the CGCNC decides that a particular directorship presents too serious of a conflict, (e.g. a direct competitor of Mogo), the Director will be asked to abstain from accepting the position, or resign from the Board.

To ensure that members of the Board have the time and resources to commit to the Board, it is recommended that Board members serve on five or fewer boards of publicly held companies, including Mogo. Members of the Board who are senior executives of public companies are recommended to not sit on boards of more than three public companies, including Mogo.  Directors may not sit on more than three public company audit committees, including Mogo, without the consent of the CGCNC and the Board.

Members of the Board may not serve as a director or officer of any company that may cause a significant conflict of interest with their service as a member of the Board. Board members should normally avoid serving on the board, or serving as an officer, of a service provider, contractor, consultant or other party with whom Mogo does a significant amount of business, particularly when such participation might create an impression of favoritism or conflict of interest. All directors must inform the Chair of the Board of any activity that may be a potential conflict of interest, such as an affiliation with a material competitor or supplier of Mogo. The CGCNC must be advised of such activity and must make a recommendation to the Board on the continued appropriateness of such director’s Board or committee membership under these circumstances. Board members will take any such action as the CGCNC deems to be necessary or appropriate to effect the intent of this section.

Interlocking Directorships

The presence of Mogo’s Directors on the boards of directors of Mogo’s investee companies (“Investee Companies”) assists the board in the proper stewardship of Mogo’s holdings, enriches the discussion, and enhances the quality of governance, at both the Board and at the board of directors of Investee Companies.

To maintain independence and to avoid potential conflicts of interest, the Board has approved guidelines to limit interlocking directorships. Accordingly, unless otherwise determined by the Chair of the CGCNC, no two Directors will serve together on the board of more than two other Investee Companies.

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(e) Contact with Management

Access to management

All Directors may contact the CEO at any time to discuss any aspect of the business of Mogo. Directors also have complete access to other members of management.

The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f) Confidentiality

Maintain confidentiality

The proceedings and deliberations of the Board and its committees are, and must remain, confidential. Each Director must maintain the confidentiality of information received in connection their services as a Director of Mogo.

(g) Evaluating Board Performance

Board performance self-evaluation

The Board, in conjunction with the CGCNC, and each of the committees of the Board should conduct a self-evaluation periodically to assess their effectiveness.

In addition, the CGCNC should periodically consider the mix of skills and experience that Directors bring to the Board and assess on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

The Board may, as appropriate, consult with an external firm to evaluate the necessary composition and competencies of the collective Board.

(h) Individual Evaluation

Individual evaluation

Each Director will be subject to a periodic evaluation of their individual performance. The collective performance of the Board and of each committee of the Board will also be subject to review from time to time. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this Mandate and with the best interests of Mogo and its shareholders generally.

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6. Qualifications and Directors’ Orientation

Qualifications and orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of Mogo. They should possess skills and competencies in areas that are relevant to the business of Mogo.

The CEO, the Chair of the Board and the CGCNC are jointly responsible for the provision of an orientation program for new Directors to explain Mogo’s approach to corporate governance and the nature and operation of its business. The CEO is also responsible for generating continuing education opportunities for all Directors so that members of the Board may maintain and enhance their skills as Directors.

7. Meetings

Meeting frequency

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for Mogo. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding the CEO’s compensation.

Independent Directors should meet separately from non-independent Directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent Directors consider appropriate to ensure that the Board functions in an independent manner.

8. Committees

Board Committees

The Board has established an Audit Committee and the CGCNC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9. Resources

Resources

The Board has the authority to retain independent legal, accounting and other The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of Mogo or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of Mogo where for example he or she is placed in a conflict position through activities of Mogo, but any such engagement may be subject to the prior approval of the CGCNC.

Related documentation	•	Code of Business Conduct and Ethics

	•	Lead Director Position Description

Issue Date:	May 14, 2015	Authorized By:
Revised Date:	March 2024	Board of Directors

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QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

North America Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email   assistance@laurelhill.com

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